December 22, 2009

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Realty Income Trust (“UHT”) Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarters ended March 31 and June 30, 2009 File No. 001-09321

Dear Ms. van Doorn:

This letter is being written as a follow-up to the Staff’s letter to us dated December 11, 2009 and my telephonic discussion today with Mr. Dang. This response has also been filed with the Securities and Exchange Commission electronically via EDGAR as a Correspondence filing.

Form 10K for the year ended December 31, 2008

Item 5. Market for Registrant’s Common Equity, page 24.

1.	We note your response to comment 6 of our letter dated September 30, 2009. It appears from your response that dividends paid exceeded operating cash flows in 2007 and 2008. Further, the sources appear to possibly be a combination of repayments, distributions, borrowings, and issuances of interest. As such, please quantify the difference between cash flow from operations and dividends paid for the period and discuss the sources of cash used to pay that difference. Confirm that you will provide such disclosure in future filings, as applicable.

Response:

If acceptable to the Staff, if applicable, future filings will include disclosure similar to the following, the majority of which was included in our response letter dated October 16, 2009:

Proposed disclosure in future filings:

We earned net income of $11.7 million, or $.98 per diluted share during 2008 and $22.2 million, or $1.87 per diluted share during 2007. We paid dividends of $27.7 million, or $2.34 per share, during 2008 and $27.2 million, or $2.30 per share, during 2007.

As indicated on our consolidated statements of cash flows, we generated net cash provided by operating activities of $21.8 million during 2008 and $22.8 million during 2007. As also indicated on our statements of cash flows, noncash expenses such as depreciation and amortization expense and provision for asset impairment are the primary differences between our net income and net cash provided by operating activities for each year. In addition, as reflected in the cash flows from investing activities section, we received $3.1 million and $2.1 million during 2008 and 2007, respectively, of cash distributions in excess of income from various unconsolidated limited liability companies (“LLCs”) which represent our share of the operating cash flow distributions from these entities. Therefore, we generated $25.0 million during 2008 and $24.9 during 2007, related to the operating activities of our properties recorded on a consolidated and an unconsolidated basis.

Our dividends paid exceeded the cash generated from the operating activities of our properties recorded on a consolidated and unconsolidated basis by $2.7 million during 2008 and $2.3 million during 2007. As indicated in the cash flows from investing activities and cash flows from financing activities sections of the statements of cash flows, there were various other sources and uses of cash during 2008 and 2007. Therefore, the funding source for our dividend payments is not wholly dependent on the operating cash flow generated by our properties in any given period. Rather, our dividends, as well as our capital reinvestments into our existing properties, acquisitions of real property and other investments are funded based upon the aggregate net cash inflows or outflows from all sources and uses of cash from the properties we own either in whole or through LLCs, as outlined above.

Included in the various sources of cash were: (i) funds generated from the repayments of advances made from us to LLCs ($200,000 in 2008 and $10.0 million in 2007); (ii) cash distributions of refinancing proceeds and sale of property from LLCs ($2.5 million in 2008 and $14.6 million in 2007); (iii) net borrowings from loan payable of consolidated LLCs ($9.9 million during 2008 and $5.8 million during 2007); (iv) net borrowings on line of credit ($22.2 million in 2008 and $3.2 million in 2007), and; (v) issuance of shares of beneficial interest ($500,000 in 2008 and $1.2 million in 2007).

In addition to the dividends paid, the following were also included in the various uses of cash: (i) investments in LLCs ($7.2 million in 2008 and $8.2 million in 2007); (ii) advances made to LLCs/third-party partners ($7.1 million in 2008 and $16.7 million in 2007), and; (iii) additions to real estate investments and acquisition of real property ($18.5 million in 2008 and $7.2 million in 2007).

In determining and monitoring our dividend level on a quarterly basis, our management and Board of Trustees consider many factors in determining the amount of dividends to be paid each period. These considerations primarily include: the minimum required amount of dividends to be paid in order to maintain our REIT status, the projected operating results of our properties, including those owned in LLCs, and our anticipated future capital commitments. Based upon the information discussed above, as well as consideration of projections and forecasts of our future operating cash flows, management and our Board of Trustees determined that our operating cash flows have been sufficient to fund our dividends payments.

Additional information for the Staff:

As a current year update to the information mentioned above, during the nine months ended September 30, 2009, we generated $22.1 million related to the operating activities of our properties recorded on a consolidated and unconsolidated basis which exceeded our $21.2 million of dividends paid by $900,000.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Charles Boyle
Charles Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
King of Prussia, PA 19406
610-768-3354 (telephone)
610-382-4828 (fax)
Chick.boyle@uhsinc.com (email)

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